March 21, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Ms. Linda Cvrkel
Branch Chief

Re:     Lions Gate Entertainment Corp.
Form 10-K for the fiscal year ended March 31, 2013
Filed May 30, 2013
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the response of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us” or “our”), to the comment of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 contained in your letter dated March 10, 2014. For your convenience, we have included your original comment, immediately followed by Lions Gate’s response.

Annual Report on Form 10-K for the Year Ended March 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Accounting Pronouncements, page 45

Comment 1:    We note your response to our prior comment number 1 in which you explain the various factors considered in determining whether any indicators of impairment for your unreleased films were identified at December 31, 2012 and March 31, 2013. We also note from your response that following the release of these films and review of their actual performance which failed to meet your expectations, you did record minimal write-downs in the quarter of their release. However, after completing our review of your response, we do not believe that your response to our comment was fully responsive to the concerns that were raised in our prior comment and are therefore reissuing our prior comment. In this regard, we note from the disclosure on page 45 that as a result of the Company’s adoption of ASU No. 2012-07 on December 15, 2012, write-downs of unamortized film costs on certain unreleased films as of December 31, 2012 and March 31, 2013 were not allowed under this new accounting pronouncement because information leading to a fair value measurement resulting in an impairment of film costs would not have been available to a market participant at the applicable balance sheet dates. We further note the disclosure indicating that under the previous accounting rules, the Company would have recorded write-downs related to these films and under the previous accounting rules the Company’s net income would have been $212.8 million for the year ended March 31, 2013 or approximately $19.3 million lower than the amount reported in your statement of operations for this period. As requested in our prior comment, please explain to us the nature of the information that could not be considered in your impairment analysis for certain unreleased films as of both December 31, 2012 and March 31, 2013 and explain why this information would not have been available to market participants at either of these dates. In a related matter, please also indicate whether this information was considered by the Company in performing its impairment analysis with respect to these unreleased films in each of the quarterly periods subsequent to March 31, 2013 and if so, please indicate the amount of any related impairment charges that were recognized. If this information was not considered in your subsequent impairment reviews, please explain why.

Response:

The Company considers evidence that exists during each reporting period and subsequent periods to assess what information and assumptions market participants may have considered at each balance sheet date. The nature of the information that would not have been available to a market participant at the balance sheet dates and as such, could not be considered in our impairment analysis was the actual box office performance of the films because the films were released subsequent to the balance sheet dates and thus this information was not known or knowable as of those dates. However, the actual box office performance was considered in the impairment calculation of each particular film in the next reporting period (i.e., the period of the film’s release).

Prior to the effective date of ASU No. 2012-07, ASC 926 required that if evidence of a possible need for a write-down of unamortized film costs occurs after the balance sheet date but before the financial statements are issued, a rebuttable presumption existed that the conditions leading to the write-down existed at the balance sheet date. Therefore, it was previously required that those conditions (i.e., subsequent release and performance of the film) be identified and incorporated into the fair value measurement used in the impairment test as of the balance sheet date as if they were known with certainty at that date, unless an entity could clearly demonstrate that those conditions did not exist at that date. As a result, prior to the effective date of ASU No. 2012-07, although the theatrical release of the film occurred after the balance sheet date, the change in estimate resulting from the use of this subsequent evidence (the actual box office results) would have been reflected in the fair value calculations and would have resulted in the estimated write-downs as disclosed.

Upon adoption of ASU No. 2012-07, the rebuttable presumption that the conditions leading to the write-down of unamortized film costs after the balance sheet date existed as of the balance sheet date was eliminated. Additionally, if indicators of impairment are present at the balance sheet date, the determination of fair value should be prepared pursuant to ASC 820, which requires the calculation of an exit price under current market conditions at the measurement date (i.e., balance sheet date). Accordingly, the actual box office performance upon release of the films subsequent to the balance sheet dates could not be considered in our impairment analysis as of December 31, 2012 for one of the films which was released in the three months ended March 31, 2013, and as of March 31, 2013 for the other film which was released in the three months ended June 30, 2013. These actual box office results would not have been available to a market participant making a fair value estimate as of the balance sheet dates because the films had not been released at that time. It is not possible to predict with certainty the actual box office performance of a film prior to its release. Our evaluation of impairment indicators was based on all the information that was known and could have been known by us or a market participant as of the measurement date (i.e., balance sheet date), which included the factors outlined in ASC 926-20-35-12, in addition to the results of National Research Group (NRG) screenings and early tracking results, if available.

Upon the subsequent release of the films, the box office results were lower than those expected at the balance sheet dates and therefore, under ASC 926-20-35-12, an impairment indicator had occurred and was considered by the Company in performing its estimate of the fair value of the films and impairment calculation in the periods when the films were released. For the film that was unreleased as of December 31, 2012 and subsequently released in the quarter ended March 31, 2013, the write-down was $2.2 million and was recorded in the quarter ended March 31, 2013 upon release of the film, and for the film that was unreleased as of March 31, 2013 and released in the quarter ended June 30, 2013, the write-down was $1.7 million and was recorded in the quarter ended June 30, 2013 upon release of the film.

The amounts of the recorded write-downs using the actual subsequent box office performance were less than the amounts that would have been recorded prior to the release of the films under the accounting guidance before the adoption of ASU No. 2012-07, primarily due to the incurrence of significant marketing costs subsequent to the balance sheet dates upon release of the film.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer

cc:    Wayne Levin, Esq.
Adrian Kuzycz, Esq.